Exhibit (d)(2)

BMT Investment Funds

BMT Investment Advisers

Expense Limitation Agreement

THIS AGREEMENT is made by and between BMT Investment Funds, a Delaware statutory trust (the “Trust”), on behalf of the funds listed on Schedule A hereto (each, a “Fund” and collectively, the “Funds”), and BMT Investment Advisers (the “Adviser”).

The Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each Fund or any Class thereof, to the extent necessary so that total annual operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) (“Expenses”) for a Fund or any Class thereof do not exceed the amount for each Class of each Fund listed on Schedule A hereto.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously assumed for a Fund or a Class thereof in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or assumed expenses for the Fund or Class under this Agreement, and (2) can be repaid without causing the Expenses of the Fund or Class to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed. The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement shall begin on July 17, 2017, shall continue in effect until September 30, 2018 for each Fund, and shall continue in effect from year to year thereafter, unless and until terminated as described below. The Adviser may terminate the Agreement with respect to a Fund at the expiration of any one-year period, by notifying the Fund, at least thirty days (30) prior to the end of the one-year period for the Fund, of its intention to terminate the Agreement. This Agreement may also be terminated with respect to a Fund by the Fund’s Board of Trustees at any time.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund.

The parties hereto have caused this Agreement to be executed on the 14th day of July, 2017 to be effective on the date set forth above.

BMT INVESTMENT FUNDS By: Name and Title: BMT Investment Advisers By: Name and Title:

SCHEDULE A

Funds	Expense Limitation (as a percentage of a Fund’s average daily net assets)

BMT Multi-Cap Fund	1.00%